Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

June 6, 2019

Jim Allegretto

Adam Phippen

Lilyanna Peyser

Scott Anderegg

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grocery Outlet Holding Corp. –Registration Statement on Form S-1 (CIK No. 0001771515)

Ladies and Gentlemen:

On behalf of Grocery Outlet Holding Corp. (the “Company”) and in connection with the Registration Statement on Form S-1 (File No. 333-231428), initially filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2019 and relating to the initial public offering of the Company’s common stock (the “IPO”), we hereby submit this letter in order to facilitate review of Amendment No. 1 to the above-referenced registration statement on Form S-1 filed on May 22, 2019 (as amended, the “Registration Statement”) by the staff of the Commission (the “Staff”). This letter includes the analysis of the matters contemplated in comment 7 of the Staff’s comment letter, dated April 24, 2019, relating to the draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted by the Company for review by the Staff on March 26, 2019.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

We advise the Staff that the Company expects to effect a 1.403-for-1 forward stock split prior to commencing the IPO. Share information presented in this letter gives effect to the forward stock split. The Company advises the Staff that on June 5, 2019, representatives of BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives of the underwriters of the IPO (the

NEW YORK        BEIJING        HONG KONG         HOUSTON        LONDON        LOS ANGELES        SÃO PAULO         TOKYO        WASHINGTON, D.C.

“underwriters”), advised the Company that, based on then-current market conditions, they expect that the price range for the IPO will be within the range of $15.00 to $17.00 per share (the “Preliminary Price Range”). The Company expects to include a bona fide estimated price range, as required by Item 501(c) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the Company’s roadshow.

To assist your review, we have retyped the text of the Staff’s comment 7 in italics below. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

7.

Reference is made to your discussion of stock-based compensation on page 79. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. Please be detailed in your step-by-step explanation of the timeline leading up to the offering price.

The mid-point of the Preliminary Price Range is $16.00 per share. The Company’s most recent determination of fair value for the purposes of determining ASC 718 stock compensation expense reflected in the Company’s unaudited condensed consolidated financial statements as of and for the 13 weeks ended March 30, 2019 was determined as of December 30, 2018, first day of the Company’s first quarter of 2019, and was $[****] per share.

Since the first quarter of 2018, the Company has made the equity grants described in the table below:

	First Quarter 2018		Second Quarter 2018		Third Quarter 2018		Fourth Quarter 2018		First Quarter 2019(1)
ASC 718 estimated fair value per share of shares of common stock in respect of options and restricted stock units granted during the applicable fiscal quarter(2)	$	[****]	$	[****]	$	[****]	$	[****]	$	[****]
Shares of common stock in respect of options granted during the applicable quarter		60,328		212,554		44,192		351,990		99,262
Shares of common stock in respect to restricted stock units granted during the applicable quarter		34,199		—		—		—		31,943

(1)

The First Quarter 2019 ASC 718 estimated fair value per share decreased in value as it took into account the 2018 Recapitalization (as defined in the Registration Statement) pursuant to which the Company incurred $150.5 million of additional net indebtedness and paid a cash dividend of $2.10 per share (on a post-stock split basis) on each share of the Company’s common stock outstanding on October 22, 2018. The fourth quarter 2018 and the first quarter 2019 equity awards were issued after the record date for such dividend and were not entitled to participate in such dividend.

(2)	The Company determined ASC 718 estimated fair value per share in respect of options and restricted stock units granted during the applicable fiscal quarter as of the first day of such fiscal quarter.

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CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY

GROCERY OUTLET HOLDING CORP.

As more fully explained below, the increase from the ASC 718 estimated fair value since the first quarter 2018 was driven primarily by growth in the Company’s EBITDA (as used in the third-party valuation reports, the “valuation EBITDA”) as well as improvements in comparable public market trading multiples, offset after October 22, 2018 by the effects of the 2018 Recapitalization. Absent the 2018 Recapitalization, the Company’s ASC 718 estimated fair value per share would have continued to increase due to the growth in financial performance in each successive quarter. Further analysis and discussion of (i) the significant factors that contributed to the Company’s ASC 718 estimated fair value calculations since the first quarter of 2018 and (ii) each such factor contributing to the difference between the Preliminary Price Range and the ASC 718 estimated fair value of the Company’s common stock during that period is detailed below.

Description of Significant Factors that Contributed to Changes in Fair Value

It is the Company’s policy that the value of the shares of the Company’s common stock underlying the Company’s equity-based awards is determined by the Company’s board of directors, with input from management. Given the absence of a public trading market for the Company’s common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid “Valuation of Privately Held Company Equity Securities Issued as Compensation,” the Company’s board of directors has exercised reasonable judgment and considered a number of objective and subjective factors including quarterly independent third-party valuations of the Company’s common stock, operating and financial performance, overall indebtedness of the company, the lack of liquidity of its capital stock and general and industry-specific economic outlook, among other factors, to determine the best estimate of the fair value of the Company’s shares of common stock at each grant date.

The third-party valuations that the Company has obtained on its common stock during all of the periods described below have used a combination of the discounted cash flow (“DCF”) method under the income approach, the guideline public company (“GPC”) method under the market approach and the guideline company transactions (“GTM”) method under the market approach. The GPC and GTM market approach methods both measure the value of the Company through relative comparisons to comparable companies and transactions to determine the total enterprise value. The Company’s DCF analyses utilized projected future cash flows for the next five fiscal years, followed by a terminal growth rate representing a normalized long-term growth rate. The Company’s GPC and GTM market approach methods during the periods described below utilized trailing twelve-month (“TTM”) and next twelve month (“NTM”) revenue and adjusted EBITDA multiples. During each of the periods described below, each of the DCF, GPC and GTM methods were weighted equally in determining the Company’s weighted total enterprise value. The weighted total enterprise value was then reduced by net debt plus the fair value of the Company’s tax asset to calculate total equity value. When granting equity-based awards, the Company has historically determined the fair value of its shares based upon information available from the most recently completed fiscal quarter prior to such grant.

The material assumptions used to estimate future free cash flows under the DCF income approach method include store growth and same-store-sales growth assumptions, and the associated discount rate used to discount such cash flows. The material assumptions used in the GPC and GMAC market approach methods have been estimated NTM revenue and estimated NTM adjusted EBITDA.

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CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY

GROCERY OUTLET HOLDING CORP.

Equity Award Grants between December 31, 2017 and March 31, 2018

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between December 31, 2017 and March 31, 2018 was $[****] per share. Options in respect of 60,328 shares were granted during this period, generally in connection with employee hirings, performance and promotions.

Restricted stock units in respect of 34,199 shares at ASC 718 estimated fair value of $[****] per share were granted during this period in connection with equity compensation paid to certain of the Company’s non-employee directors.

Equity Award Grants between April 1, 2018 and June 30, 2018

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between April 1, 2018 and June 30, 2018 was $[****] per share, which was a [**]% increase over the prior quarter’s fair value estimate. Options in respect of 212,554 shares of common stock were granted during this period, generally in connection with employee hirings, performance and promotions. The increase in fair value as compared to the prior period was primarily due to the Company’s financial performance in the first quarter of 2018, with TTM and NTM valuation EBITDA, as well as TTM and NTM revenue all increasing compared to the prior quarter.

Equity Award Grants between July 1, 2018 and September 29, 2018

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between July 1, 2018 and September 29, 2018 was $[****] per share, which was a [**]% increase over the prior quarter’s fair value estimate. Options in respect of approximately 44,192 shares of common stock were granted during this period, generally in connection with employee hirings, performance and promotions. The increase in fair value as compared to the prior period was primarily due to the Company’s financial performance in the second quarter of 2018, with TTM and NTM valuation EBITDA, as well as TTM and NTM revenue all increasing compared to the prior quarter. In addition, there was a 50 basis point reduction in the weighted average cost of capital used in the DCF method, from 11.0% to 10.5%, due to a reduction in the cost of equity, driven by a decrease in the category of company size risk premium from 2.2% to 1.7%, related to the Company’s continued growth in equity value.

Equity Award Grants between September 30, 2018 and December 29, 2018

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between September 30, 2018 and December 29, 2018 was $[****] per share, which was an [**]% increase from the prior quarter’s fair value estimate. Options in respect of approximately 351,990 shares of common stock were granted during this period, generally in connection with employee hirings, performance and promotions. Such increase in fair value as compared to the prior period was primarily due to the Company’s financial performance in the fourth quarter of 2018, with TTM and NTM valuation EBITDA, as well as TTM and NTM revenue all increasing compared to the prior quarter.

Equity Award Grants between December 30, 2018 and March 30, 2019

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between December 30, 2018 and March 30, 2019 was $[****] per share, which was an [**]% decrease from the prior fair value estimate. Options in respect of approximately 99,262 shares were granted during this period, generally in connection with employee hirings, performance and promotions.

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CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY

GROCERY OUTLET HOLDING CORP.

Restricted stock units in respect of 31,943 shares at an ASC 718 estimated fair value of $[****] per share were granted during this period in connection with equity compensation paid to certain of the Company’s non-employee directors.

The decrease in fair value as compared to the prior period was driven by the Company’s increased leverage as a result of the 2018 Recapitalization that occurred during the third quarter 2018 subsequent to the valuation date and increased the Company’s net indebtedness by $150.5 million. Removing the effect of the 2018 Recapitalization, the fair value would have increased as compared to the previous period due primarily to the Company’s financial performance in the fourth quarter of 2018, with TTM and NTM valuation EBITDA, as well as TTM and NTM revenue all increasing compared to the prior quarter. In addition, revenue and valuation EBITDA results for fiscal year 2018 exceeded previous forecasts.

Equity Award Grants between March 31, 2019 and June 6, 2019

On June 4, 2019, the Company granted options in respect to 1,364,348 shares of common stock and restricted stock units in respect to 161,221 shares of common stock effective as of the pricing of the IPO with, in the case of options, an exercise price equal to the initial public offering price per share of the IPO, in each case, to employees and certain of its non-employee directors.

Reconciliation of Fair Value Estimates to Midpoint of Preliminary Price Range

As discussed above, the Company currently expects to set an actual price range that falls within the Preliminary Price Range of $15.00 to $17.00. The midpoint of the Preliminary Price Range would be $16.00 per share. That mid-point represents an increase of [**]% from the ASC 718 estimated fair value of the Company’s common stock as of December 30, 2018, the date used for determining the ASC 718 estimated fair value of the Company’s common stock in respect of options and restricted stock units granted during the Company’s first fiscal quarter of 2019. This increase is consistent with the increased likelihood that the Company would pursue an IPO since December 30, 2018 and, in connection with the use of proceeds from such IPO, reduce its indebtedness by approximately $250.0 million as well as the growth trajectory experienced in the prior periods.

The Preliminary Price Range was ultimately determined, in consultation with the representatives of the underwriters, based on factors that the underwriters believe would be of most importance to investors. Among the factors that were considered in determining the Preliminary Price Range for the IPO were: (i) the Company’s future prospects and growth potential of companies in its industry generally; (ii) an analysis of the typical valuation ranges seen in recent initial public offerings for other companies in the Company’s industry; and (iii) the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and those in the Company’s industry.

The Company believes that the difference between the ASC 718 estimated fair value of its common stock and the midpoint of the Preliminary Price Range is the result of the factors above and the following additional factors:

•	Outcome and share liquidity considerations: Unlike the valuation methodologies used in connection with the Company’s historical equity grants, the Preliminary Price Range

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CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY

GROCERY OUTLET HOLDING CORP.

reflects an assumption that the completion of the IPO is certain to occur, which certainty increases the value of the shares as successfully completing an IPO will provide liquidity for the Company’s common stock. In addition, the Preliminary Price Range does not take into account any discounts to reflect the probability of strategic alternatives that could yield lower valuations, such as a sale of the Company at differing valuations or that the Company could continue as a private, standalone entity used in the prior ASC 718 analysis.

•

Substantial reduction of indebtedness and use of proceeds: The Company intends to use approximately $250.0 million from the IPO to repay indebtedness, which would result in an increase in the per share value of the Company’s common stock as reflected in the Preliminary Price Range, since the amount of leverage in the Company’s capital structure results in greater relative changes to the Company’s equity value than to the Company’s overall enterprise value. The Company’s valuations of its common stock completed prior to engaging in the IPO process did not assume a reduction of indebtedness and, therefore, do not reflect the positive impact of the Company’s anticipated indebtedness reduction in connection with the IPO. Similarly, a successful IPO would provide the Company with ready access to the equity capital markets for public companies, a “currency” with which to make strategic investments as the Company’s board of directors may deem appropriate, and increased awareness among potential customers and commercial partners. These anticipated improvements in the Company’s financial position and operational flexibility resulting from debt reduction and equity market access are expected to have a beneficial effect on the Company’s business and operations and, as a result, increase the value of the Company’s common stock compared to that of a private company.

•

Forward-looking multiples: Because investors in initial public offerings and existing public companies place particular emphasis on forward-looking financial analysis, the Preliminary Price Range is based in large part on the Company’s estimated future revenues and adjusted EBITDA. By contrast, fair value estimates relating to previous valuation periods for purposes of equity grants gave equal weight to historical trailing performance metrics of both the Company and peers and forward-looking analysis. The Company’s revenue and valuation EBITDA steadily increased between the beginning of fiscal year 2018 and the first quarter of 2019. This trend supports that an increased emphasis on estimated future revenue and adjusted EBITDA multiples would result in a higher valuation than the methodologies that the Company has historically used in estimating fair value which relied more heavily on historical trailing performance metrics.

Given the considerations outlined above, the Company believes that the difference between the ASC 718 estimated fair value of shares of its common stock for equity awards granted since the first quarter of 2018, and the midpoint of the Preliminary Price Range is reasonable.

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CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY

GROCERY OUTLET HOLDING CORP.

Stock-Based Compensation Expense for Options

As described in in the section entitled “—Stock-based Compensation Expenses” on page 64 of Amendment No. 1, Note 6: “Stockholder’s Equity” to the audited consolidated financial statements on pages F-24 and F-25 of Amendment No. 1 and Note 6: “Stockholder’s Equity” to the unaudited condensed consolidated financial statements on pages F-51 and F-52 of Amendment No. 1. the Company advises the Staff that it has not recognized stock-based compensation expense related to time-based or performance-based options to date. This is because, with respect to time-based options, the Company does not deem a change in control event or IPO to be probable until such event occurs, and, with respect to performance-based options, the Company does not deem the performance trigger event to be probable, and, until such respective events occur, the Company’s time-based and performance-based options are subject to a post-termination repurchase right by the Company. As a result, other than in limited circumstances, stock issued upon the exercise of the option could be repurchased at the Company’s discretion at the lower of cost or fair market value. This repurchase feature results in no compensation expense being recognized in connection with options granted by the Company until such time as the exercise of the options could occur without the Company’s repurchase of the shares (that is, on or after a liquidity event, such as a change in control or an IPO of the Company’s common stock). Upon the consummation of the IPO, the repurchase feature will lapse, and the Company will accordingly begin to recognize compensation expense with respect to its outstanding time-based option awards. Compensation expense in respect of the Company’s performance-based options will only be recognized upon the determination that the liquidity performance condition is probable of being met. This performance condition will not be considered probable upon consummation of the IPO.

The Company expects to incur, during the fiscal quarter in which the IPO occurs, approximately $22.5 million in stock-based compensation expense associated with vested time-based options outstanding prior to the IPO, assuming an initial public offering price equal to the mid-point of the Preliminary Price Range. This anticipated stock-based compensation expense will be reflected in a pre-effective amendment the Registration Statement on page 64 under the heading “—Stock-based Compensation Expenses.”

The Company has recognized stock-based compensation expense on the ASC 718 estimated fair value of the restricted stock units amortized over their expected vesting period.

Please call me (650-251-5110) if you wish to discuss the information provided in this letter.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

cc:	Eric J. Lindberg, Jr., Chief Executive Officer,

Pamela B. Burke, Chief Administrative Officer, General Counsel and Secretary

Grocery Outlet Holding Corp.

Bruce K. Dallas,

Davis Polk & Wardwell LLP

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CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY

GROCERY OUTLET HOLDING CORP.